  Exhibit 99.1

High Tide to Announce Second Quarter 2023 Financial Results and Acquisition of Remaining Interest of FABCBD

CALGARY, AB, May 23, 2023 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, announced today that it will release its financial and operational results for the quarter ended April 30, 2023, after financial markets close on Wednesday, June 14, 2023. High Tide's second quarter 2022 financial and operational results will be available on SEDAR, EDGAR, and on the Company's website at https://hightideinc.com/invest.

Following the release of its second quarter financial and operational results, High Tide will host a webcast with Raj Grover, President and Chief Executive Officer, and Sergio Patino, Interim Chief Financial Officer, to discuss the Company's financial results and its plans for the remainder of 2023, at 11:30 AM Eastern Time on Thursday, June 15.

Webcast Link for High Tide Earnings Event:

https://events.q4inc.com/attendee/233560441

Participants are encouraged to pre-register for the webcast by clicking on the link above prior to the beginning of the live webcast. Three hours after the live webcast, a replay of the webcast will be available at the same link above.

Participants who wish to ask questions during the event may do so through the call-in line, the access information for which is as follows:

Canada dial-in number (Toll Free):	1 833 950 0062
Canada dial-in number (Local):	1 226 828 7575
United States:	1 833 470 1428
United States (Local):	1 404 975 4839
Participant Access Code:	475667

*Participants will need to enter the participant access code before being met by a live operator*

Acquisition of Remaining Interest of FABCBD

In addition, the Company is pleased to announce that it has closed on the remaining interest of  Fab Nutrition, LLC, operating as FABCBD ("FABCBD"), not held by High Tide. As described in the Company's news release dated May 10, 2021, FABCBD's founder was granted an option to put to High Tide the remaining shares in FABCBD not held by High Tide (the "Put Option") at an enterprise value equal to the trailing twelve months of EBITDA multiplied by six. The Put Option was exercised by FABCBD's founder on September 20, 2022. Pursuant to the original agreement granting the Put Option, the consideration for the remaining 20% of FABCBD, which was acquired by High Tide, is to be satisfied by the Company by issuing 386,035 common shares of High Tide ("High Tide Shares") valued at US$560,380 (CAD$747,827) on the basis of a deemed price per High Tide Share of CAD$1.9372.

In connection with the transaction, the Company has agreed to pay Bayline Capital Partners Inc. ("Bayline"), an arm's length party, a finder's fee of US$49,528.51, in High Tide Shares, being 37,552 High Tide Shares on the basis of a deemed price per High Tide Share of US$1.3189.

The issuance of the High Tide Shares for the acquisition of FABCBD and to Bayline remain subject to final approval from the TSX Venture Exchange. The High Tide Shares issued for the acquisition of FABCBD and to Bayline are subject to a statutory hold period of four months and one day.

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Bricks & Mortar Retail: Canna Cabana™ is the largest non-franchised cannabis retail chain in Canada, with 153 current locations spanning British Columbia, Alberta, Saskatchewan, Manitoba and Ontario and growing. In 2021, Canna Cabana became the first cannabis discount club retailer in Canada.

Retail Innovation: Fastendr™ is a unique and fully automated technology that integrates retail kiosks and smart lockers to facilitate a better buying experience through browsing, ordering and pickup.

E-commerce Platforms: High Tide operates a suite of leading accessory sites across the world, including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com.

CBD: High Tide continues to cultivate the possibilities of consumer CBD through Nuleafnaturals.com, FABCBD.com, blessedcbd.de and blessedcbd.co.uk.

Wholesale Distribution: High Tide keeps that cannabis category stocked with wholesale solutions via Valiant™.

Licensing: High Tide continues to push cannabis culture forward through fresh partnerships and license agreements under the Famous Brand™ name.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies in both 2021 and 2022 by the Globe and Mail's Report on Business Magazine and was ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR and EDGAR.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding: the timing of our new location beginning to sell recreational cannabis products and consumption accessories for adult use, the expected benefits of the store location, and our commitment to opening future stores in prime power centre locations and the expansion of our discount club model. Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedar.com and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

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SOURCE High Tide Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/May2023/23/c9498.html

%CIK: 0001847409

For further information: Media Inquiries: Omar Khan, Chief Communications and Public Affairs Officer, High Tide Inc., omar@hightideinc.com, 403-770-3080; Investor Inquiries: Vahan Ajamian, Capital Markets Advisor, High Tide Inc., vahan@hightideinc.com

CO: High Tide Inc.

CNW 06:00e 23-MAY-23